BHP

News Release

Release Time IMMEDIATE

Date              27 July 2000

Number        75/00

BHP Profit Report

Thirteen Months Ended 30 June 2000

Results Summary	13 Months Ended 30 June 2000	12 Months Ended 31 May 1999	Change %
Operating revenue ($ million) - Sales revenue	21 506	19 229	+11.8
- Other revenue	2 177	2 692	-19.1
	23 683	21 921	+8.0
Operating profit/(loss) attributable to BHP shareholders ($ million)
- Excluding abnormal items	2 032	365	+456.7
- Including abnormal items	1 627	(2 312)

Basic earnings per share (cents)
- Excluding abnormal items	114.9	21.1	+444.5
- Including abnormal items	92.0	(133.5)

Return on BHP shareholders’ equity (%)
- Excluding abnormal items	19.6	4.2	+366.7
- Including abnormal items	15.7	(26.7)

Significant Features
  the highest annual profit in the Company’s history;
  lower costs mainly due to cost reduction initiatives;
  benefits from closure of loss-making businesses;
  higher prices for oil and copper, partly offset by lower prices for coal and iron ore;
  lower debt levels;
  write-off of HBI plant (Western Australia); and
  abnormal tax benefits.

Group Result

Change of Financial Year

Directors announced on 17 December 1999 that the financial year end for the BHP Group would change from 31 May to 30 June with effect from 30 June 2000.

This Profit Report includes an analysis of the results for the thirteen months ended 30 June 2000 compared with the year ended 31 May 1999. In this report all references to the corresponding period are to the year ended 31 May 1999.

Financial Period Result

Excluding abnormal items, the operating profit after tax attributable to BHP shareholders for the thirteen months ended 30 June 2000 was $2,032 million, an increase of $1,667 million or 456.7% compared with the corresponding period.

The annual profit is the highest in the Company’s history and also includes a record profit for the six months ended 30 June 2000.

Including abnormal items, the operating profit after tax attributable to BHP shareholders was $1,627 million, compared with a loss of $2,312 million for the corresponding period. Details of the abnormal items are provided on page 4.

Basic earnings per share for the thirteen months to 30 June 2000 were 114.9 cents excluding abnormal items and 92.0 cents including abnormal items. Comparative earnings per share for the year ended 31 May 1999 were 21.1 cents excluding abnormal items and (133.5) cents including abnormal items.

Operating Result excluding abnormal items

The following major factors affected operating profit after tax, excluding abnormal items, attributable to BHP shareholders for the thirteen months ended 30 June 2000 compared with the corresponding period:

Volumes (positive impact of $350 million)

Higher sales volumes increased profits by approximately $350 million compared with the corresponding period. The increase was largely due to the thirteen month reporting period combined with general improvements in underlying volumes on an annual basis.

Costs (positive impact of $330 million)

Benefits from cost reduction initiatives continue to be reflected in lower production and overhead costs throughout BHP. Borrowing costs were also lower due to significantly reduced debt levels partly offset by higher US and Australian interest rates. These resulted in lower costs of approximately $330 million ($515 million before tax) compared with the corresponding period.

Ceased, Sold and Discontinuing operations (positive impact of $325 million)

Decisions to close or cease operations including North America copper and the Hartley platinum mine (Zimbabwe) had a favourable effect on results of approximately $290 million compared with the corresponding period. Improved performance from US Steel businesses increased profit by approximately $75 million. The corresponding period included profits from the divested manganese business of approximately $35 million.

Prices (positive impact of $230 million)

Significantly higher prices after commodity hedging for oil and higher copper, LNG and LPG prices increased profit by approximately $620 million compared with the corresponding period. These increases were partly offset by significantly lower prices for coal and lower prices for iron ore which decreased profit by approximately $380 million compared with the corresponding period.

Exploration expenditure (positive impact of $140 million)

Exploration expenditure charged to profit decreased by approximately $140 million compared with the corresponding period mainly reflecting a reduction in Minerals’ worldwide exploration.

New operations (positive impact of $125 million)

Profits from the recently commissioned Laminaria/Corallina and Buffalo oil fields (North West Australia) contributed approximately $150 million for the period. Profits from diamond sales at the EKATI TM diamond mine (Canada) were approximately $110 million higher than the corresponding period. These were partly offset by increased operating losses of approximately $110 million from HBI Western Australia.

Exchange Rates (positive impact of $75 million)

Foreign currency fluctuations net of hedging had a favourable effect of approximately $75 million compared with the corresponding period.

Asset sales (negative impact of $55 million)

Profits from asset sales were approximately $55 million lower than in the corresponding period.

Abnormal Items

The profit after abnormal items for the thirteen months ended 30 June 2000 of $1,627 million included a net abnormal loss of $405 million after tax comprising:

  a net loss of $604 million after tax comprising a loss of $794 million after tax from the write-off of the HBI plant and an associated tax benefit of $190 million arising from funding arrangements;
  a charge to profit of $68 million after tax for organisation restructuring costs and provisions associated with implementation of the Group’s portfolio business model;
  a net loss of $11 million after tax from the sale of assets comprising a loss of $223 million after tax from the sale of US west coast steel businesses, partly offset by a profit of $80 million (no tax effect) from the sale of PNG petroleum assets, a profit of $69 million after tax from the sale of BHP’s interest in the Bolivia to Brazil pipeline, and a profit of $63 million (no tax effect) from sale of the BHP Information Technology business;
  a tax benefit of $166 million arising from the restatement of deferred tax balances as a consequence of the Australian company tax rate change to 34% applicable from 1 July 2000, and then to 30% applicable from 1 July 2001; and
  a tax benefit of $112 million arising from finalisation of funding arrangements in August 1999 related to the Beenup mineral sands operation (Western Australia).

The loss of $2,312 million for the corresponding period included a net abnormal loss of $2,677 million after tax comprising losses from the write-down of assets and provisions for closure and restructuring costs of $3,324 million after tax, partly offset by profits from asset sales of $647 million after tax.

Details of abnormal items by segment are included on page 19.

Operating Result for the year ended 30 June 2000 (unaudited)

As a consequence of the change in balance date to 30 June and to provide comparability of results in future financial periods, results for the years ended 30 June 2000 and 30 June 1999 are included as supplementary data on pages 25 to 28. These results are not subject to audit.

Excluding abnormal items, the operating profit after tax attributable to BHP shareholders for the year ended 30 June 2000 was a record of $1,986 million, an increase of $1,608 million or 425.4% compared with the year ended 30 June 1999.

Including abnormal items, the operating profit after tax attributable to BHP shareholders for the year ended 30 June 2000 was a record of $1,581 million, compared with a loss of $2,299 million for the year ended 30 June 1999.

Major factors affecting operating profit for the year ended 30 June 2000 compared with the year ended 30 June 1999 are generally consistent with the major factors as described above for the thirteen months ended 30 June 2000 compared with the corresponding period. The favourable impact of higher sales volumes for the thirteen months ended 30 June 2000 largely reflects the impact of the additional month.

Segment Results (after tax)

Financial period ended (1)
	Excluding abnormals			Including abnormals
	June 2000 $ Million	Many 1999 (2) $ Million	Change %	June 2000 $ Million	May 1999 (2) $ Million	Change %
Minerals	1 224	678	+80.5	480	(1 971)
Steel	410	268	+53.0	251	163	+54.0
Petroleum	1 155	321	+259.8	1 326	232	+471.6
Services	73	97	-24.7	115	270	-57.4
Net unallocated interest	(512)	(449)		(515)	(449)
Group and unallocated items	(352)	(547)		(64)	(554)
Operating profit/(loss) before outside equity interests	1 998	368	+442.9	1 593	(2 309)
Outside equity interests	34	(3)		34	(3)
Operating profit/(loss) attributable to member of the BHP Entity	2 032	365	+456.7	1 627	(2 312)

(1) June 2000 refers to the thirteen months ended 30 June 2000. May 1999 refers to the year ended 31 May 1999.
(2) Comparative figures have been restated to reflect the transfer of internal currency hedging results from Minerals, Steel and Petroleum to Group and unallocated items, following a decision to cease new internal hedging effective 1 June 1999. The results of internal currency hedging activities now eliminate within Group and unallocated items.

Minerals

Excluding abnormal items, Minerals’ result for the thirteen months ended 30 June 2000 was a profit of $1,224 million, an increase of $546 million or 80.5% compared with the corresponding period.

Including abnormal items, the result for the thirteen months ended 30 June 2000 was a profit of $480 million. Details of the net abnormal loss of $744 million after tax are provided on pages 4 and 19. The corresponding period included a net abnormal loss of $2,649 million after tax resulting from the write-down in carrying value of certain assets, and provisions for closure costs and restructuring, which were partly offset by the sale of the principal manganese assets.

Major factors which contributed to the result excluding abnormal items were:

  benefits from closure or cessation of loss-making operations at North America copper and Hartley platinum;
  lower unit costs at coal operations in Bowen Basin (Queensland) and Illawarra (New South Wales), and at the Cannington (Queensland) silver-lead-zinc operation;
  lower exploration expenditure charged to profit, reflecting a reduction in worldwide exploration;
  higher shipments, largely reflecting the additional month in this financial period;
  higher average copper prices, net of hedging;
  increased profits from diamond sales at the EKATITM diamond mine which commenced sales in January 1999;
  tax benefiting of certain overseas exploration expenditure for which no deduction had previously been recognised; and
  the write-down in the corresponding period of the Moura (Queensland) coal and seam gas assets and the write-off of previously capitalised exploration expenditure.

These were partly offset by:

  significantly lower average US dollar coal prices for Bowen Basin, Illawarra, and Kalimantan (Indonesia);
  lower average US dollar iron ore prices;
  increased operating losses from HBI Western Australia; and
  the unfavourable effect of the higher Kina/US$ exchange rate at Ok Tedi (PNG).

The average price booked for copper shipments for the period, after hedging and finalisation adjustments, was US$0.78 per pound (1999 - US$0.73). Finalisation adjustments after tax, representing adjustments on prior period shipments settled in the period, were $30 million favourable (1999 - $9 million unfavourable).

Unhedged copper shipments not finalised at 30 June 2000 which are expected to be finalised after 30 June 2000 have been brought to account at US$0.81 per pound. The London Metal Exchange (LME) copper spot price at 30 June 2000 was US$0.80 per pound.

Exploration expenditure was $110 million for the period (1999 - $286 million), reflecting a reduction in worldwide exploration. The charge against profit was $101 million (1999 - $278 million).

Significant developments during the thirteen months included:

  agreement with Nippon Steel on iron ore prices for the year which commenced 1 April 2000, resulting in a 4.35% increase for fine ore and a 5.77% increase for lump ore;
  conclusion of annual price negotiations with each of the Japanese steel mills for deliveries of hard coking coal for the year which commenced 1 April 2000, resulting in an average 5% reduction in prices;
  following acquisition by Companhia Vale do Rio Doce (CVRD) of the Arbed Group’s shareholding in Sociedade Anomima Mineracao da Trindade-Samitri (Samitri), BHP acquired a further 1% shareholding in Samarco Mineracao SA (Samarco) to equalise ownership with Samitri at 50:50;
  commencement of operations at the Orinoco HBI plant in Venezuela in May 2000;
  transfer of Kalimantan coal operations to contract operation in June 2000;
  closure of North America copper operations on 25 June 1999, with the exception of the Solvent Extraction and Electro Winning plants which continue to operate, and the San Manuel Rod Plant which was operated to complete fulfilment of contractual obligations. The San Manuel Rod Plant ceased operations on 25 October 1999;
  suspended operations at the Hartley platinum mine pending conditional sale;
  very encouraging market acceptance of EKATI TM diamonds traded through the Antwerp (Belgium) office;
  sale of the Moura coal mine on 20 August 1999; and
  following the release of scientific reports on the environmental impact of the Ok Tedi mine the PNG Government requested that the World Bank evaluate the current situation and BHP agreed with a request from the PNG Government to provide pertinent information and assist the World Bank with any matters. The World Bank report was published in May 2000 and concluded that "from a purely environmental perspective, the risk assessment suggests that the Ok Tedi mine needs to be moving towards closure as soon as possible", and that "without a mine closure plan, supported by a comprehensive and participatory mine closure strategy addressing environmental as well as critical social issues, immediate closure would appear to carry with it the worst social impact". BHP agrees with this assessment and has formally advised the other shareholders in the project that it supports a proposal that will lead to the early closure of the mine. This proposal is currently being considered by the other shareholders.

Steel

Excluding abnormal items, Steel’s result for the thirteen months ended 30 June 2000 was a profit of $410 million, an increase of $142 million or 53.0% compared with the corresponding period.

Including abnormal items, the result for the thirteen months ended June 2000 was a profit of $251 million. Details of the net abnormal loss of $159 million after tax are provided on pages 4 and 19. The corresponding period included an abnormal loss of $105 million (no tax effect) from the write-down of New Zealand Steel assets.

Major factors which contributed to the result excluding abnormal items were:

  improved performance from US businesses;
  increased domestic despatches, reflecting strong domestic demand from the construction sector and the additional month in this financial period;
  improved performance from Asian businesses; and
  higher export steel prices.

These were partly offset by:

  lower profits from asset sales.

Total steel despatches from all operations for the thirteen months ended 30 June 2000 were 8.591 million tonnes, 2.4% above the corresponding period:

- Australian domestic despatches were 4.430 million tonnes, up 8.5%;

- Australian export despatches were 2.735 million tonnes, down 14.5%;

- New Zealand steel despatches were 0.602 million tonnes, up 13.2%; and

- despatches from overseas plants were 0.824 million tonnes, up 43.3%.

Significant developments during the thirteen months included:

  closure of primary steelmaking operations at Newcastle (New South Wales) and commissioning of the Whyalla (South Australia) billet caster below budget and on schedule;
  formation of a joint venture with Nucor Corporation to complete technical development and to licence strip casting technology;
  sale of the US west coast steel businesses and the 50% interest in Vinidex Tubemakers;
  announcement of the proposed spin-out of the Long Products business, via OneSteel Limited, in the second half of calendar 2000; and
  acquisition of a 14% shareholding in Email Limited.

Petroleum

Excluding abnormal items, Petroleum’s result for the thirteen months ended 30 June 2000 was a profit of $1,155 million, an increase of $834 million or 259.8% compared with the corresponding period.

Including abnormal items, the result for the thirteen months ended 30 June 2000 was a profit of $1,326 million. Details of the net abnormal profit of $171 million after tax are provided on pages 4 and 19. The result for the corresponding period included an abnormal loss of $89 million after tax, reflecting the write-off of goodwill and write-down of petroleum mineral rights in the United Kingdom, partly offset by the sale of Bayu-Undan and other Timor Gap properties (Australian/Indonesian Zone of Co-operation).

Major factors which contributed to the result excluding abnormal items were:

  higher average realised oil price before commodity hedging of A$39.46 per barrel (1999 - A$21.22 per barrel), reflecting higher US dollar prices (2000 - US$24.67 per barrel; 1999 - US$13.20 per barrel), partly offset by a slightly higher A$/US$ exchange rate;
  profits from the new Laminaria/Corallina and Buffalo oil fields which commenced production in November 1999 and December 1999 respectively;
  higher oil, condensate and gas sales volumes, including the effect of the additional month in this financial period;
  higher LNG and LPG prices; and
  tax benefiting of certain overseas exploration expenditure for which no deduction has previously been recognised.

These were partly offset by:

  a net loss of $197 million from oil price hedging. The corresponding period was a gain of $6 million on significantly less volume. The average realised oil price after commodity hedging was A$35.89 per barrel (1999 - A$21.22 per barrel). US dollar prices after commodity hedging were US$22.43 per barrel (1999 - US$13.20 per barrel).

Oil and condensate production was 31.7% higher than the corresponding period reflecting higher production at Bass Strait (Victoria) following recovery from the explosion and subsequent fire at the Longford Gas Plant in the corresponding period, new production from the recently commissioned Laminaria/Corallina and Buffalo oil fields, higher North West Shelf production following major refurbishment of Cossack Pioneer in the corresponding period, and the additional month in this financial period. These were partly offset by the sale of Elang/Kakatua/Kakatua North producing fields (North West Australia) in the corresponding period, and Kutubu, Gobe and Moran producing fields (PNG) in the current period, and lower production at Griffin (Western Australia) due to natural field decline.

Natural gas production was 12.8% higher compared with the corresponding period, reflecting a thirteen month period, higher gas production at US producing properties due to increased facility capacity, and higher volumes at Liverpool Bay (UK). These were partly offset by lower gas production in the UK due to the sale of the Southern North Sea assets. North West Shelf LNG production was 9.6% higher, mainly reflecting a thirteen month period.

Exploration expenditure for the thirteen months ended 30 June 2000 was $263 million (1999 - $344 million). Exploration expenditure charged to profit was $208 million (1999 - $197 million).

Significant developments during the thirteen months included:

  agreement to proceed with the 300 million barrel (gross) Rhourde Oulad Djemma (ROD) integrated oil field development in the Berkine Basin of Algeria;
  approval by the UK Department of Industry and Trade to develop the Keith oil field located in the North Sea;
  approval for the Typhoon oil and gas development in the Gulf of Mexico, with first oil expected in the third quarter of calendar 2001;
  favourable exploration results were recorded on the Mad Dog discovery located in the Atwater Foldbelt in the ultra deep water of the Gulf of Mexico. The appraisal well, located in Green Canyon Block 782 in 4,420 feet of water, reached a total depth of 20,268 feet and encountered 265 net feet of oil pay;
  a Joint Venture Agreement with Total Exploration Production USA, Inc. (Total) covering 21 leases owned by BHP in the Walker Ridge Area of the Gulf of Mexico. Under the terms of this agreement, Total will earn a 30 per cent interest in the Chinook and Klondike Prospects with an option to earn a 30 per cent interest in the Cascade Prospect;
  discovery of a significant oil column in the Griffin 8 well offshore Western Australia through the infill drilling program;
  a second natural gas discovery was made with the second exploration well (Aripo-1) in the Block 2(c) Production Sharing Contract area, offshore Trinidad;
  initial oil production commenced from the Laminaria and Corallina oilfields via the floating production, storage and offloading facility ‘Northern Endeavour’ on 7 November 1999;
  initial oil production commenced from the Buffalo oilfield via the floating production, storage and offloading facility ‘Buffalo Venture’ on 29 December 1999;
  settlement of the anti-trust complaint brought against BHP by the State of Hawaii following approval by the US District court and the expiration of the appeal period. Completion of the settlement has resulted in BHP being dismissed from the law suit;
  agreement was reached with PowerGen UK plc on a further re-negotiation of gas price contractual arrangements for Liverpool Bay effective 1 June 1999 which resulted in the payment of $220 million to BHP in November 1999. This payment represents full value for gas revenues foregone resulting from a reduced base price for gas sold under the agreement and will be amortised on a units of production basis over the five year agreement period. This transaction follows a similar re-negotiation in December 1998;
  finalisation of the sale of all exploration and producing assets in the UK Southern North Sea; and
  sale of the interest in the Bolivia to Brazil gas pipeline, and all exploration and producing assets in PNG.

Services

Excluding abnormal items, Services’ result for the thirteen months ended 30 June 2000 was a profit of $73 million, a decrease of $24 million or 24.7% compared with the corresponding period.

Including abnormal items, the result for the thirteen months ended 30 June 2000 was a profit of $115 million. Details of the net abnormal profit of $42 million after tax are provided on pages 4 and 19. The corresponding period included an abnormal profit of $173 million after tax from the sale of the BHP Power business.

The major factor which contributed to the lower result in the financial period, excluding abnormal items, was higher insurance losses following a drag-line collapse at the Saraji coal mine (Queensland).

Significant developments during the thirteen months included:

  announcement of the establishment of a Shared Business Services Centre in Adelaide (South Australia);
  sale of BHP Engineering, BHP Information Technology and the remaining investment in Orbital Engine Corporation Limited; and
  sale of the bulk carriers Iron Newcastle, Iron Spencer, Iron Prince and Elgin.

Following various asset sales and an internal reorganisation, BHP Services will cease to be separately reported from 1 July 2000.

Net unallocated interest

Excluding abnormal items, net unallocated interest expense was $512 million for the thirteen months ended 30 June 2000 compared with $449 million for the corresponding period. This increase was mainly due to significantly lower capitalised interest for HBI, Escondida, EKATI TM and Laminaria in the financial period, higher interest rates in the US and Australia, and an additional month of expense. These were largely offset by benefits arising from significantly lower debt levels.

Including an abnormal tax expense relating to the restatement of deferred tax balances following the change in the Australian company tax rate, net unallocated interest expense for the thirteen months was $515 million. There were no abnormal items in the corresponding period.

A significant development during the financial period was the Federal Court ruling in BHP’s favour concerning the deductibility of financing costs paid to General Electric Company in connection with the acquisition of the Utah Group in the early 1980s. The Australian Taxation Office has appealed the decision. No adjustments will be made to the Group accounts pending conclusion of this matter.

Group and unallocated items

Excluding abnormal items, the result for Group and unallocated items was a loss of $352 million for the thirteen months ended 30 June 2000 compared with a loss of $547 million for the corresponding period.

Including abnormal items, the result for the thirteen months ended 30 June 2000 was a loss of $64 million. Details of the net abnormal profit of $288 million after tax are provided on pages 4 and 19. The result for the corresponding period included a net abnormal loss of $7 million after tax.

The result excluding abnormal items included losses of $199 million after tax from external foreign currency hedging compared with losses of $363 million after tax in the corresponding period.

Outside equity interests

Outside equity interests’ share of operating profit decreased mainly due to losses at Ok Tedi copper and adjustments attributable to minority shareholders of the Moura coal mine following completion of the sale in August 1999.

Consolidated Financial Results

	Finacial Period ended (1)
	June 2000 $ Million	May 1999 $ Million	Change %
Operating revenue
Sales	21 506	19 229	+11.8
Interest revenue	96	175	-45.1
Other revenue	2 081	2 517	-17.3
	23 683	21 921	+8.0
Operating profit including abnormal items, before depreciation, amortisation and borrowing costs	4 725	805	+487.0
Deduct: Depreciation and amortisation	2 292	2 218	+3.3
Borrowing costs (2)	723	732	-1.2
* Operating profit/(loss) before tax	1 710	(2 145)
Deduct: **Tax expense attributable to operating profit	117	164	-28.7
Operating profit/(loss) after tax	1 593	(2 309)
Outside equity interests in operating profit after tax	34	(3)
Operating profit/(loss) after tax, attributable to members of the BHP entity	1 627	(2 312)
The operating profit/(loss) after tax, attributable to members of the BHP Entity comprises:
* Operating profit before abnormal items and tax	2 965	934	+217.5
** Tax expanse attributable to operating profit before abnormal item	(967)	(566)
Operating profit after tax before abnormal items	1 998	368	+442.9
Outside equity interests in operating profit after tax before abnormal items	34	(3)
Operating profit after tax, before abnormal items, attributable to members of the BHP Entity	2 032	365	+456.7
* Abnormal items included in operating	(1 255)	(3 079)
Profit before tax
** Abnormal tax benefit	850	402
Abnormal items after tax	(405)	(2 677)
Operating profit/(loss) after tax, attributable to members of the BHP Entity	1 627	(2 312)
Average A$/US$ hedge settlement rate	63c	62
(1) June 2000 refers to the thirteen months ended 30 June 2000. May 1999 refers to the year ended 31 May 1999
(2) Excludes capitalised interest of	$19m	$194m

Consolidated Financial Results

Revenue

Sales revenue of $21,506 million increased by $2,277 million or 11.8% compared with the corresponding period. This mainly reflects the additional month in the financial period together with higher crude oil and copper prices. Other revenue, including interest income, decreased by $515 million reflecting lower proceeds from asset sales and lower interest income. Total operating revenue increased by $1,762 million to $23,683 million.

Depreciation and Amortisation

Depreciation and amortisation charges increased by $74 million to $2,292 million. This mainly reflects an additional month of charges, depreciation on recently commissioned operations, and higher Petroleum production. These factors were partly offset by lower depreciation following the write-down of certain assets at 31 May 1999, depreciation in the corresponding period on businesses now closed, ceased or sold, and the favourable effect of exchange rate variations.

Borrowing Costs

Borrowing costs decreased by $9 million to $723 million, mainly due to significantly lower funding levels largely offset by significantly lower capitalised interest, higher interest rates in the US and Australia, and an additional month of expense in the financial period.

Tax Expense

Excluding abnormal items, tax expense of $967 million was $401 million higher than for the corresponding period. The charge for the thirteen months represented an effective tax rate of 32.6% (1999 - 60.6%) which is lower than the nominal Australian tax rate of 36% primarily due to recognition of tax benefits in respect of certain prior year overseas exploration expenditure and prior year over provisions. These factors were partly offset by overseas exploration expenditure for which no deduction is presently available, non-deductible interest expense on preference shares and non-deductible accounting depreciation and amortisation.

Consolidated Financial Results - Quarterly and Half Yearly Results

	Operating profit/(loss) after tax
	attributable to members of the BHP entity (1)
	June 2000		May 1999
	Excluding Abnormals	Including Abnormals	Excluding Abnormals	Including Abnormals
	$ Million	$ Million	$ Million	$ Million

First quarter	354	466	351	351
Second quarter	455	615	85	85
First Half	809	1 081	436	436
Month of December 1999	95	175
Third quarter	558	(46)	46	418
Fourth quarter	570	417	(117)	(3 166)
Second Half	1 223	546	(71)	(2 748)
Group Total	2 032	1 627	365	(2 312)

	Basic earnings per share (2)
	June 2000		May 1999
	Excluding Abnormals	Including Abnormals	Excluding Abnormals	Including Abnormals
	Cents	Cents	Cents	Cents

First quarter	20.1	26.5	20.4	20.4
Second quarter	25.9	35.0	4.9	4.9
Month of December 1999	5.4	9.9
Third quarter	31.4	(2.6)	2.6	24.0
Fourth quarter	32.1	23.2	(6.8)	(182.8)
Group Total	114.9	92.0	21.1	(133.5)

(1) 2000 refers to the thirteen months ended 30 June 2000. 1999 refers to the year ended 31 May 1999.
(2) Based on operating profit/(loss) after tax attributable to members of the BHP entity divided by the weighted average number of fully paid ordinary shares. The weighted average number of shares for thirteen months ended 30 June 2000 is 1,769,045,279 (for the year ended 31 May 1999 - 1,732,118,024). The weighted average number of shares for the comparative period excludes 338,066,630 shares held by the Beswick Group which were bought back and cancelled in March 1999.

Statutory Information

Financial period ended (1)
	June 2000	March 1999
Operating profit before abnormal items and tax as a percentage of sales revenue (%)	13.8	4.9

Return on BHP shareholders' equity (%)
- Excluding abnormal items	19.6	4.2
- Including abnormal items	15.7	(26.7)

Basic earnings per share (cents) (2)
- Excluding abnormal items	114.9	21.1
- Including abnormal items	62.0	(133.5)

Diluted earnings per share (cents) (3)
- Excluding abnormal items	113.2	21.1
- Including abnormal items	91.0	(133.5)

Basic earnings per American Depositary Share (US cents) (4)
- Excluding abnormal items	137.2	27.5
- Including abnormal items	109.9	(174.3)

Net tangible assets per fully paid share ($) (5)	5.74	4.85

Gearing Ratio (%)	42.7	54.2

Interest Cover (times)
- Excluding abnormal items	5.0	1.8
- Including abnormal items	3.3	(1.5)

(1) June 2000 refers to the thirteen months ended 30 June 2000. May 1999 refers to the year ended 31 May 1999.
(2) Based on operating profit/(loss) after tax attributable to members of the BHP entity divided by the weighted average number of fully paid ordinary shares. The weighted average number of shares for the thirteen months ended 30 June 2000 is 1,769,045,279 (for the year ended 31 May 1999 - 1,732,118,024). The weighted average number of shares for the comparitive period excludes 338,066,630 shares held by the Beswick Group which brought back and cancelled in March 1999.
(3) Based on adjusted operating profit/(loss) after tax attributable to members of the BHP entity divided by the weighted average number of fully paid ordinary shares adjusted for the effect of Employee Share Plan options, Executive Share Scheme partly paid shares and Performance Rights to the extent they were dilutive at balance date. The weighted average diluted number of shares for the thirteen months ended 30 June 2000 is 1,817,415,756 (for the year ended 31 May 1999 - 1,732,219,531). The weighted average number of shares for the comparative period excludes 338,066,630 shares held by the Beswick Group which were bought back and cancelled in March 1999.
(4) Each American Depositary Share (ADS) represents two fully paid ordinary shares. Translated at the noon buying rate on Friday 30 June 2000 as certified by the Federal Reserve Bank of New York A$1=US$0.5971 (1999 A$1=US$0.6528).
(5) Based on the number of fully paid shares as at 30 June of 1,781,493,241 (as at 31 May 1999 - 1,742,907,069).

Dividends or Equivalent Declared

	2000 (1)		1999 (1)
	Cents per share (2)	Total amount $ Million	Cents per share (3)	Total amount $ Million

For payment
November	25.0	440	25.0	431
June	-	-	26.0 (5)	453
July	26.0 (4)	463	-	-
	51.0	903	51.0	884 (6)

Less:
Bonus Share Plan participation
-equivalent dividends		-		118
		903		766
Dividends paid/payable

(1) 2000 refers to the thirteen months ended 30 June 2000. 1999 refers to the year ended 31 May 1999.
(2) Unfranked dividends.
(3) Fully franked at 36 cents in the dollar.
(4) Paid on 3 July 2000.
(5) Paid on 2 July 1999.
(6) Excludes dividends paid to Beswick Group.

Financial Data

The financial data upon which this report has been based complies with the requirements of the Corporations Law, with all applicable Australian Accounting Standards and Urgent Issues Group Consensus Views, and gives a true and fair view of the matters disclosed. The results are subject to audit. The Company has a formally constituted Audit Committee of the Board of Directors.

The report is made in accordance with a resolution of the Board of Directors.

Annual General Meeting

The Annual General Meeting of the Company will be held at the Adelaide Convention Centre, North Terrace, Adelaide on Tuesday 17 October 2000 at 9.30am (local time). The meeting will be broadcast live on the Internet at http://www.bhp.com.au to enable shareholders to observe the proceedings. The Annual Report and details of the business to be conducted at the meeting will be mailed to shareholders in mid September 2000.

A further release will be made to the Australian Stock Exchange Limited when the balance of the information required by its Listing Rules is available.

R A St John
Company Secretary
The Broken Hill Proprietary
Company Limited

***

For information contact:

Media Relations:

Mandy Frostick – Manager Media Relations
(BH) (61 3) 9609 4157
(AH) (61 3) 9687 6651
Mobile (61) 0419 546 245
E-mail: frostick.mandy.mj@bhp.com.au

Investor Relations:

Robert Porter – Vice President Investor Relations
(BH) (61 3) 9609 3540
Mobile (61) 0419 587 456
E-mail: porter.robert.r@bhp.com.au

Candy Ramsey
BHP Investor Relations Houston
Tel: (713) 961-8640
E-mail: ramsey.candy.pa@bhp.com.au

Supplementary Information – Abnormal Items by Segment

Thirteen months ended 30 June 2000
	$ Million
	Gross	Tax	Net
Minerals:
Write-off of HBI plant	(1 138)	344	(794)
Restatement of deferred tax balances		58	58
Restrusturing costs and provisions	(9)	1	(8)
	(1 147)	403	(744)
Steel:
Asset sales - US west coast steel businesses	(227)	4	(223)
Restatement of deferred tax balances		84	84
Restrusturing costs and provisions	(31)	11	(20)
	(258)	99	(159)
Petroleum:
Asset sale - Bolivia to Brazil pipeline	70	(1)	69
- PNG assets	80	-	80
Restatement of deferred tax balances		36	36
Restrusturing costs and provisions	(21)	7	(14)
	129	42	171
Services:
Asset sale - BHP Information Technology	63	-	63
Restatement of deferred tax balances		2	2
Restrusturing costs and provisions	(37)	14	(23)
	26	16	42
Net unallocated interest:
Restatement of deferred tax balances		(3)	(3)

Group and unallocated Items:		112	112
Funding arrangements - Beenup minerals sands project		190	190
Funding arrangements - HBI plant write-off		(11)	(11)
Restatement of deferred tax balances	(5)	2	(3)
Restrusturing costs and provisions	(5)	293	288

Total abnormal items	(1 255)	850	(405)

Year ended 31 May 1999	$ Million
	Gross	Tax	Net
Minerals:
Asset write-downs and provisions	(3 395)	399	(2 996)
Asset sales-Manganese assets	343	4	347
	(3 052)	403	(2 649)
Steel:
Asset write-downs and provisions	(105)	-	(105)

Petroleum:
Asset write-downs and provisions	(210)	-	(210)
Asset sales-Bayu-Undan and other Timor Gap properties	120	1	121
	(90)	1	(89)
Services:
Asset sales - BHP Power business	172	1	173

Group and unallocated Items:
Asset write-downs and provisions	(13)	-	(13)
Asset sales-Principal manganese assets	9	(3)	6
	(4)	(3)	(7)
Total abnormal items	(3 079)	402	(2 677)

Supplementary Information – Segment Results (Financial Period)

Thirteen months ended 30 June 2000 compared with year ended 31 May 1999 (1) (2)

Thirteen months ended 30 June 2000
Operating Revenue(3) $ Million				Operating Profit $ Million

					Dep'n & Borrowing
Sales	Other revenue	Total		EBITDA (4)	amort'n	costs	EBT (5)	Tax excluding abnormal items	Abnormal items after tax (6)	Operating profit including abnormals after tax
8 662	554	9 216	Minerals	2 581	(889)	-	1 692	(468)	(744)	480
7 966	630	8 596	Steel	1 063	(463)	(1)	599	(189)	(159)	251
5 029	610	5 639	Petroleum	2 653	(883)	-	1 770	(615)	171	1 326
1 826	269	2 095	Services	121	(42)	-	79	(6)	42	115
-	65	65	Net unallocated interest	65	-	(722)	(657)	145	(3)	(515)
(302)	49	(253)	Group and unallocated items (7)	(503)	(15)	-	(518)	166	288	(64)
21 506	2 177	23 683	BHP Group	5 980	(2 292)	(723)	2 965	(967)	(405)	1 593

Year ended 31 May 1999
Operating Revenue (3) $Million				Operating Profit $ Million

					Dep'n & Borrowing
Sales	Other revenue	Total		EBITDA (4)	amort'n	costs	EBT (5)	Tax excluding abnormal items	Abnormal items after tax (8)	Operating profit including abnormals after tax
9 199	1 029	10 228	Minerals	2 274	(944)	-	1 330	(652)	(2 649)	(1 971)
7 720	464	8 184	Steel	889	(488)	-	401	(133)	(105)	163
2 827	386	3 213	Petroleum	1 238	(702)	-	536	(215)	(89)	232
2 077	690	2 767	Services	179	(67)	-	112	(15)	173	270
-	111	111	Net unallocated interest	111	-	(732)	(621)	172	-	(449)
(558)	12	(546)	Group and unallocated items (7)	(807)	(17)	-	(824)	277	(7)	(554)
19 229	2 692	21 921	BHP Group	3 884	(2 218)	(732)	934	(566)	(2 677)	(2 309)

(1) Before outside equity interests.
(2) Comparative figures have been restated to reflect the transfer of internal currency hedging results from Minerals, Steel and Petroleum to Group and unallocated items. The results of internal currency hedging activities eliminate within Group and unallocated items.
(3) Operating revenues do not add to the BHP Group figure due to intersegment transactions.
(4) EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(5) EBT (earnings before tax) is EBIT (earnings before borrowing costs and tax) for all Businesses except Net unallocated interest.
(6) Tax benefit/(expense) on 2000 abnormal items: Minerals $403 million, Steel $99 million, Petroleum $42 million, Services $16 million, Net unallocated interest $(3) million, Group and unallocated items $293 million
(7) Includes consolidation adjustments and unallocated items.
(8) Tax benefit/(expense) 1999 abnormal items: Minerals $403 million, Petroleum $1 million, Services $1 million and Group and unallocated items $(3) million.

Supplementary Information – Segment Results (Quarter)

Quarterly comparison - June 2000 with May 1999 (1) (2)

Quarter ended 30 June 2000
Operating Revenue(3) $ Million				Operating Profit $ Million

					Dep'n & Borrowing
Sales	Other revenue	Total		EBITDA (4)	amort'n	costs	EBT (5)	Tax excluding abnormal items	Abnormal items after tax (6)	Operating profit including abnormals after tax
2 094	88	2 182	Minerals	631	(208)	-	423	(63)	1	361
1 974	554	2 528	Steel	225	(86)	(1)	138	(40)	(222)	(124)
1 466	141	1 607	Petroleum	758	(260)	-	498	(160)	42	380
457	88	545	Services	10	(13)	-	(3)	5	37	39
-	22	22	Net unallocated interest	22	-	(156)	(134)	18	1	(115)
(109)	3	(106)	Group and unallocated items (7)	(175)	(4)	-	(179)	58	(12)	(133)
5 464	896	6 360	BHP Group	1 471	(571)	(157)	743	(182)	(153)	408

Quarter ended 31 May 1999
Operating Revenue (3) $Million				Operating Profit $ Million

					Dep'n & Borrowing
Sales	Other revenue	Total		EBITDA (4)	amort'n	costs	EBT (5)	Tax excluding abnormal items	Abnormal items after tax (8)	Operating profit including abnormals after tax
2 199	88	2 287	Minerals	369	(268)	-	101	(93)	(2 842)	(2 834)
1 936	363	2 299	Steel	156	(135)	-	21	(4)	(105)	(88)
716	286	1 002	Petroleum	234	(158)	-	76	(41)	(89)	(54)
490	2	492	Services	10	(12)	-	(2)	4	-	2
-	9	9	Net unallocated interest	9	-	(172)	(163)	73	-	(90)
(64)	7	(57)	Group and unallocated items (7)	(113)	(4)	-	(117)	31	(13)	(99)
4 796	755	5 551	BHP Group	665	(577)	(172)	(84)	(30)	(3 049)	(3 163)

(1) Before outside equity interests.
(2) Comparative figures have been restated to reflect the transfer of internal currency hedging results from Minerals, Steel and Petroleum to Group and unallocated items. The results of internal currency hedging activities eliminate within Group and unallocated items.
(3) Operating revenues do not add to the BHP Group figure due to intersegment transactions.
(4) EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(5) EBT (earnings before tax) is EBIT (earnings before borrowing costs and tax) for all Businesses except Net unallocated interest.
(6) Tax benefit/(expense) on 2000 abnormal items: Minerals $10 million, Steel $36 million, Petroleum $(7) million, Services $11 million, Net unallocated interest $1 million, Group and unallocated items $(7) million
(7) Includes consolidation adjustments and unallocated items.
(8) Tax benefit on 1999 abnormal items: Minerals $359 million and Petroleum $1 million.

Supplementary Information – Segment Results (Quarter)

Quarterly comparison - June 2000 with May 1999 (1)

Quarter ended 30 June 2000
Operating Revenue(2) $ Million				Operating Profit $ Million

					Dep'n & Borrowing
Sales	Other revenue	Total		EBITDA (3)	amort'n	costs	EBT (4)	Tax excluding abnormal items	Abnormal items after tax (5)	Operating profit including abnormals after tax
2 094	88	2 182	Minerals	631	(208)	-	423	(63)	1	361
1 974	554	2 528	Steel	225	(86)	(1)	138	(40)	(222)	(124)
1 466	141	1 607	Petroleum	758	(260)	-	498	(160)	42	380
457	88	545	Services	10	(13)	-	(3)	5	37	39
-	22	22	Net unallocated interest	22	-	(156)	(134)	18	1	(115)
(109)	3	(106)	Group and unallocated items (6)	(175)	(4)	-	(179)	58	(12)	(133)
5 464	896	6 360	BHP Group	1 471	(571)	(157)	743	(182)	(153)	408

Quarter ended 31 March 2000
Operating Revenue (2) $Million				Operating Profit $ Million

					Dep'n & Borrowing
Sales	Other revenue	Total		EBITDA (3)	amort'n	costs	EBT (4)	Tax excluding abnormal items	Abnormal items after tax (7)	Operating profit including abnormals after tax
1 957	220	2 177	Minerals	639	(200)	-	439	(141)	(794)	(496)
1 815	39	1 854	Steel	306	(132)	-	174	(47)	-	127
1 385	16	1 401	Petroleum	766	(239)	-	527	(192)	-	335
385	14	399	Services	6	(9)	-	(3)	1	-	(2)
-	9	9	Net unallocated interest	9	-	(156)	(147)	35	-	(112)
(67)	4	(63)	Group and unallocated items (7)	(123)	(2)	-	(125)	34	190	99
5 123	302	5 425	BHP Group	1 603	(582)	(156)	865	(310)	(604)	(49)

(1) Before outside equity interests.
(2) Operating revenues do not add to the BHP Group figure due to intersegment transactions.
(3) EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(4) EBT (earnings before tax) is EBIT (earnings before borrowing costs and tax) for all Businesses except Net unallocated interest.
(5) Tax benefit/(expense) on 2000 abnormal items: Minerals $10 million, Steel $36 million, Petroleum $(7) million, Services $11 million, Net unallocated interest $1 million, Group and unallocated items $(7) million
(6) Includes consolidation adjustments and unallocated items.
(7) Tax benefit on March 2000 quarter abnormal items: Minerals $344 million and Group and unallocated items $190 million.

Supplementary Information – Business Results

Thirteen months ended 30 June 2000	$ Million
	Sales revenue (1)	EBITDA (2)(before abnormal items)	Depreciation & amortisation	Net assets (3)	Capital & investment expenditure(4)	Exploration (before tax)

						Gross (5)	Charged to profit(6)

Minerals
Steelmaking and Energy Materials
Iron Ore	1 521	761	145	1 870	38
Coal	3 011	875	288	1 741	101
Hot Briquetted Iron	75	(258)	9	542	237
Manganese (7)	1	6	-	52	-
Intra-divisional adjustment	(32)	(11)		(3)
	4 576	1 373	442	4 202	376
Non Ferrous & Industrial Materials
South America Copper	1 839	799	229	2 716	107
Pacific Copper	727	106	112	669	26
EKATI ™ diamonds	346	270	38	527	28
Cannington silver-lead-zinc	498	162	48	493	11
Other Businesses (8)	673	74	7	(684)	21
Intra-divisional adjustment	(2)	(8)		-	(1)
	4 081	1 403	434	3 721	192
Minerals Development	12	(121)	11	349	3
Divisional Activities	(7)	(74)	2	19	(4)
	8 662	2 581	889	8 291	567	110	101
Steel
Flat Products	2 454	333	154	1 764	58
Coated Products	3 788	465	129	1 777	33
Discontinuing Operations (9)	3 779	304	180	2 370	200
Intra-divisional adjustment	(2 182)	12		(40)
Divisional activities	127	(51)	-	(21)	(9)
	7 966	1 063	463	5 850	282	-	-
Petroleum (10)
Bass Strait	1 957	1 149	210	711	171
North West Shelf	1 075	778	128	1 159	55
Liverpool Bay	546	416	199	527	31
Other Businesses	1 285	680	345	1 136	231
Marketing activities	1 437	14	1	(15)	1
Intra-divisional adjustment	(965)	-	-	(7)	-
Divisional activities	(306)	(384)	-	4	-	263	208
	5 029	2 653	883	3 515	489	263	208
Services	1 826	121	42	57	29	-	-
Net Unallocated Interest		65	-	(6 982)	-	-	-
Group and unallocated items	(302)	(503)	15	274	122	-	-
BHP Group	21 506	5 980	2 292	11 005	1 489	373	309

(1) Sales revenues do not add to the BHP Group figure due to intersegment transactions.
(2) EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(3) Provisional balances
(4) Excludes capitalised interest and capitalised exploration.
(5) Includes capitalised exploration: Minerals $9 million and Petroleum $71 million.
(6) Includes $16 million Minerals exploration expenditure previously capitalised, now written off.
(7) Principal manganese assets were sold in December 1998.

(8) Includes North America Copper mining and smelting operations which ceased during the August 1999 quarter, Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations have been suspended pending conditional sale.
(9) Includes the Long Products business (OneSteel), Newcastle primary steelmaking operations, US steel assets, and strip casting assets.
(10) Petroleum sales revenue includes: Crude oil $3 420 million, Natural gas $458 million, LNG $317 million, LPG $165 million and Other $412 million.

Supplementary Information – Business Results

Year ended 31 May 1999 (1)	$ Million
	Sales revenue (2)	EBITDA (3)(before abnormal items)	Depreciation & amortisation	Net assets	Capital & investment expenditure (4)	Exploration (before tax)

						Gross (5)	Charged to profit(6)

Minerals
Steelmaking and Energy Materials
Iron Ore	1 650	807	136	1 645	97
Coal	3 250	994	282	1 884	184
Hot Briquetted Iron (7)	9	(31)	5	1 573	466
Manganese (8)	281	71	11	41	4
Intra-divisional adjustment	(13)	1		(2)
	5 177	1 842	434	5 141	751
Non Ferrous & Industrial Materials
South America Copper	1 512	518	177	2 521	396
Pacific Copper	731	195	107	691	25
EKATI ™ diamonds (9)	93	87	20	608	60
Cannington silver-lead-zinc	381	103	54	521	20
Other Businesses (10)	1 297	(123)	132	(798)	142
Intra-divisional adjustment	(32)	2		(2)
	3 982	782	490	3 541	643
Minerals Development	47	(262)	16	192	10
Divisional Activities	(7)	(88)	4	(29)	3
	9 199	2 274	944	8 845	1 407	286	278
Steel
Flat Products	2 285	277	144	1 864	129
Coated Products	3 424	366	145	1 922	45
Discontinuing Operations (11)	4 295	245	199	2 893	222
Intra-divisional adjustment	(2 369)	20	-	(48)	(5)
Divisional activities	85	(19)	-	(8)	1
	7 720	889	488	6 623	392	-	-
Petroleum (12)
Bass Strait	974	488	142	819	289
North West Shelf	593	402	84	1 148	96
Liverpool Bay	322	223	166	653	72
Other Businesses	666	159	307	1 574	302
Marketing activities	435	10	3	45	13
Intra-divisional adjustment	(173)	-
Divisional activities	10	(44)	-	22	-	344	197
	2 827	1 238	702	4 261	772	344	197
Services	2 077	179	67	93	24	-	-
Net Unallocated Interest		111	-	(10 447)	-	-	-
Group and unallocated items	(558)	(807)	17	(14)	80	-	-
BHP Group	19 229	3 884	2 218	9 361	2 675	630	475

(1) These figures have been restated to reflect the transfer of internal currency hedging results from Minerals, Steel and Petroleum to Group and unallocated items. The results of internal currency hedging activities eliminate within Group and unallocated items.
(2) Sales revenues do not add to the BHP Group figure due to intersegment transactions.
(3) EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(4) Excludes capitalised interest and capitalised exploration.
(5) Includes capitalised exploration: Minerals $29 million and Petroleum $147 million.
(6) Includes $21 million Minerals exploration expenditure previously capitalised, now written off.
(7) Includes profit on sale of Karratha to Port Hedland natural gas pipeline.	(8) Principal manganese assets were sold in December 1998.
(9) Production at EKATI™ diamond mine commenced in October 1998.
(10) Includes North America Copper mining and smelting operations which ceased during the August 1999 quarter, Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations have been suspended pending conditional sale.
(11) Includes the Long Products business (OneSteel), Newcastle primary steelmaking operations, US steel assets, Lifting Products, Tubemakers Water, and strip casting assets.
(12) Petroleum sales revenue includes: Crude oil $1 411 million, Natural gas $511 million, LNG $320 million, LPG $165 million and Other $420 million.

Supplementary Information - Consolidated Financial Results year ended 30 June

The tables on pages 25 to 28 have been included to provide selected details of the results for the years ended 30 June 2000 and 30 June 1999. These results are not subject to audit.

	Year ended 30 June
	2000 $ Million	1999 $ Million	Change %
Operating revenue
Sales	19 872	19 287	+3.0
Interest revenue	89	166	-46.4
Other revenue	1 992	2 566	-22.4
	21 953	22 019	-0.3
Operating profit including abnormal items, before depreciation, amortisation and borrowing costs	4 404	767	+474.2
Deduct: Depreciation and amortisation	2 140	2 203	-2.9
Borrowing costs (1)	664	718	-7.5
* Operating profit/(loss) before tax	1 600	(2 154)
Deduct: **Tax expense attributable to operating profit	51	148	-65.5
Operating profit/(loss) after tax	1 549	(2 302)
Outside equity interests in operating profit after tax	32	3
Operating profit/(loss) after tax, attributable to members of the BHP entity	1 581	(2 299)
The operating profit/(loss) after tax, attributable to members of the BHP Entity comprises:
* Operating profit before abnormal items and tax	2 855	925	+208.6
** Tax expanse attributable to operating profit before abnormal item	(901)	(550)
Operating profit after tax before abnormal items	1 954	375	+421.1
Outside equity interests in operating profit after tax before abnormal items	32	3
Operating profit after tax, before abnormal items, attributable to members of the BHP Entity	1 986	378	+425.4
* Abnormal items included in operating
Profit before tax	(1 255)	(3 079)
** Abnormal tax benefit	850	402
Abnormal items after tax	(405)	(2 677)
Operating profit/(loss) after tax, attributable to members of the BHP Entity	1 581	(2 299)
Average A$/US$ hedge settlement rate	63 c	63 c

(1) Excludes capitalised interest of	$15m	$188m

Supplementary Information - Segment Results year ended 30 June

Annual comparison - 30 June 2000 with 30 June 1999 (1)

Year ended 30 June 2000
Operating Revenue(2) $ Million				Operating Profit $ Million

					Dep'n & Borrowing
Sales	Other revenue	Total		EBITDA (3)	amort'n	costs	EBT (4)	Tax excluding abnormal items	Abnormal items after tax (5)	Operating profit including abnormals after tax
8 108	544	8 652	Minerals	2 438	(827)	-	1 611	(431)	(744)	436
7 386	629	8 015	Steel	998	(428)	(1)	569	(177)	(159)	233
4 774	607	5 381	Petroleum	2 533	(833)	-	1 700	(579)	171	1 292
1 697	194	1 891	Services	106	(39)	-	67	(2)	42	107
-	60	60	Net unallocated interest	60	-	(663)	(603)	134	(3)	(472)
(544)	47	(497)	Group and unallocated items (6)	(476)	(13)	-	(489)	154	288	(47)
19 872	2 081	21 953	BHP Group	5 659	(2 140)	(664)	2 855	(901)	(405)	1 549

Year ended 30 June 1999
Operating Revenue (2) $Million				Operating Profit $ Million

					Dep'n & Borrowing
Sales	Other revenue	Total		EBITDA (3)	amort'n	costs	EBT (4)	Tax excluding abnormal items	Abnormal items after tax (7)	Operating profit including abnormals after tax
9 011	1 027	10 038	Minerals	2 187	(936)	-	1 251	(609)	(2 649)	(2 007)
7 639	461	8 100	Steel	846	(484)	-	362	(120)	(105)	137
2 840	363	3 203	Petroleum	1 229	(702)	-	527	(220)	(89)	218
2 040	765	2 805	Services	180	(64)	-	116	(17)	173	272
-	104	104	Net unallocated interest	104	-	(718)	(614)	167	-	(447)
(255)	12	(243)	Group and unallocated items (6)	(700)	(17)	-	(717)	249	(7)	(475)
19 287	2 732	22 019	BHP Group	3 846	(2 203)	(718)	925	(550)	(2 677)	(2 302)

(1) Before outside equity interests.
(2) Operating revenues do not add to the BHP Group figure due to intersegment transactions.
(3) EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(4) EBT (earnings before tax) is EBIT (earnings before borrowing costs and tax) for all Businesses except Net unallocated interest.
(5) Tax benefit/(expense) on 2000 abnormal items: Minerals $403 million, Steel $99 million, Petroleum $42 million, Services $16 million, Net unallocated interest $(3) million, Group and unallocated items $293 million
(6) Includes consolidation adjustments and unallocated items.
(7) Tax benefit/(expense) on 1999 abnormal items: Minerals $403 million, Petroleum $1 million, Services $1 million and Group and unallocated items $(3) million.

Supplementary Information - Business Results year ended 30 June 2000

Year ended 30 June 2000	$ Million
	Sales revenue (1)	EBITDA (2)(before abnormal items)	Depreciation & amortisation	Net assets (3)	Capital & investment expenditure (4)	Exploration (before tax)

						Gross (5)	Charged to profit(6)

Minerals
Steelmaking and Energy Materials
Iron Ore	1 425	706	135	1 870	36
Coal	2 793	812	268	1 741	100
Hot Briquetted Iron	71	(242)	8	542	144
Manganese (7)	1	6	-	52	-
Intra-divisional adjustment	(31)	(10)		(3)
	4 259	1 272	411	4 202	280
Non Ferrous & Industrial Materials
South America Copper	1 733	753	216	2 716	102
Pacific Copper	703	104	104	669	26
EKATI ™ diamonds	343	263	35	527	28
Cannington silver-lead-zinc	475	154	45	493	11
Other Businesses (8)	591	73	5	(684)	9
Intra-divisional adjustment	-	(7)		-
	3 845	(1 340)	405	3 721	176
Minerals Development	12	(113)	9	349	3
Divisional Activities	(8)	(61)	2	19	(7)
	8 108	2 438	827	8 291	452	101	92
Steel
Flat Products	2 267	306	142	1 764	55
Coated Products	6 516	431	120	1 777	31
Discontinuing Operations (9)	3 452	294	166	2 370	195
Intra-divisional adjustment	(1 970)	16		(40)
Divisional activities	121	(49)	-	(21)	(9)
	7 386	998	428	5 850	272	-	-
Petroleum (10)
Bass Strait	1 850	1 097	197	711	141
North West Shelf	1 016	736	122	1 159	47
Liverpool Bay	522	403	186	527	29
Other Businesses	1 242	659	328	1 136	219
Marketing activities	1 387	14	-	(15)	1
Intra-divisional adjustment	(943)	-	-	(7)	-
Divisional activities	(300)	(376)	-	4	-	247	190
	4 774	2 533	833	3 515	437	247	190
Services	1 697	106	39	57	19	-	-
Net Unallocated Interest		60	-	(6 982)	-	-	-
Group and unallocated items	(544)	(476)	13	274	176	-	-
BHP Group	19 872	5 659	2 140	11 005	1 359	348	282

(1) Sales revenues do not add to the BHP Group figure due to intersegment transactions.
(2) EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(3) Provisional balances
(4) Excludes capitalised interest and capitalised exploration.
(5) Includes capitalised exploration: Minerals $9 million and Petroleum $67 million.
(6) Includes $10 million Petroleum exploration expenditure previously capitalised, now written off.
(7) Principal manganese assets were sold in December 1998.

(8) Includes North America Copper mining and smelting operations which ceased during the August 1999 quarter, Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations have been suspended pending conditional sale.
(9) Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, and strip casting assets.
(10) Petroleum sales revenue includes: Crude oil $274 million, Natural gas $426 million, LNG $398 million, LPG $305 million and Other $371 million.

Supplementary Information - Business Results year ended 30 June 1999

Year ended 30 June 2000	$ Million
	Sales revenue (1)	EBITDA (2)(before abnormal items)	Depreciation & amortisation	Net assets	Capital & investment expenditure (3)	Exploration (before tax)

						Gross (4)	Charged to profit(5)

Minerals
Steelmaking and Energy Materials
Iron Ore	1 595	777	135	2 012	83
Coal	3 207	976	282	1 876	183
Hot Briquetted Iron (6)	13	(47)	6	1 660	511
Manganese (7)	243	61	10	42	4
Intra-divisional adjustment	(12)	-		(3)
	5 046	1 767	433	5 587	781
Non Ferrous & Industrial Materials
South America Copper	1 488	518	178	2 443	382
Pacific Copper	719	168	106	702	25
EKATI ™ diamonds (8)	96	92	23	612	45
Cannington silver-lead-zinc	373	102	55	522	19
Other Businesses (9)	1 271	(115)	122	(714)	148
Intra-divisional adjustment	(21)	4		(2)
	3 926	769	484	3 563	619
Minerals Development	46	(257)	16	172	12
Divisional Activities	(7)	(92)	3	(27)	2
	9 011	2 187	936	9 295	1 414	282	276
Steel
Flat Products	2 291	269	144	1 881	122
Coated Products	3 388	358	144	1 916	41
Discontinuing Operations (10)	4 263	222	196	2 896	220
Intra-divisional adjustment	(2 386)	18		(48)	(5)
Divisional activities	83	(21)	-	(7)	1
	7 639	846	484	6 638	379	-	-
Petroleum (11)
Bass Strait	964	473	142	804	298
North West Shelf	609	415	84	1 154	100
Liverpool Bay	321	218	164	620	66
Other Businesses	666	163	309	1 573	280
Marketing activities	471	10	3	57	13
Intra-divisional adjustment	(195)	-	-	-	-
Divisional activities	4	(50)	-	23	-	323	201
	2 840	1 229	702	4 231	757	323	201
Services	2 040	180	64	53	35	-	-
Net Unallocated Interest		104	-	(10 457)	-	-	-
Group and unallocated items	(255)	(700)	17	48	102	-	-
BHP Group	19 287	3 846	2 203	9 808	2 687	605	477
(1) Sales revenues do not add to the BHP Group figure due to intersegment transactions.
(2) EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(3) Excludes capitalised interest and capitalised exploration.
(4) Includes capitalised exploration: Minerals $6 million and Petroleum $128 million.
(5) Includes $6 million Petroleum exploration expenditure previously capitalised, now written off.
(6) Includes profit on sale of Karratha to Port Hedland natural gas pipeline.
(7) Principal manganese assets were sold in December 1998.

(8) Production at EKATIdiamond mine commenced in October 1998.
(9) Includes North America Copper mining and smelting operations which ceased during the August 1999 quarter, Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations have been suspended pending conditional sale.
(10) Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, Lifting Products, Tubemakers Water, and strip casting assets.
(10) Petroleum sales revenue includes: Crude oil $1 421 million, Natural gas $499 million, LNG $319 million, LPG $165 million and Other $43 million.

Supplementary Information - Foreign exchange & commodity price management

Foreign exchange management

The table below provides information as at 30 June 2000 regarding the Group's significant derivative financial instruments used to hedge US dollar sales revenues that are sensitive to changes in exchange rates for the year ending 30 June 2001.

	Weighted average A$/US$ exchange rate			Contract amounts US$ million
	Forwards	Call options	Put options
US Dollars
Q1 - forwards	0.6935	-	-	390
- collar option	-	0.6551	0.6237	100
Q2 - forwards	0.6931	-	-	350
- collar option	-	0.6608	0.6235	100
Q3 - forwards	0.7069	-	-	270
- collar option	-	0.6597	0.6292	160
Q4 - forwards	0.7052	-	-	270
- collar option	-	0.6572	0.6254	120

Commodity price management

The table below provides information as at 30 June 2000 regarding the Group's significant derivative financial instruments that are sensitive to changes in certain commodity prices for the year ending 30 June 2001.

	Weighted averge price			Contract amounts (000's)
	Forwards	Put options	Call options
Copper
Q1 - forwards	US $0.82/lb	-	-	32,959 lbs
- collar options	-	US $0.74/lb	US $0.90/lb	73,249 lbs
- purchased options	-	US $0.79/lb	-	41,337 lbs
- purchased options	-	-	US $0.90/lb	73, 249 lbs

Q2 - forwards	-	-	-	-
- collar options	-	US $0.74/lb	US $0.90/lb	73,249 lbs
- purchased options	-	US $0.79/lb	-	24,802 lbs
- purchased options	-	-	US $0.90/lb	73,249 lbs

Q3 - forwards	-	-	-	-
- collar options	-	-	-	-
- purchased options	-	-	-	-
- purchased options	-	-	-	-

Q4 - forwards	-	-	-	-
- collar options	-	-	-	-
- purchased options	-	-	-	-
- purchased options	-	-	-	-

Crude Oil
Q1 - forwards	US $20.25/bbl			4,250 bbs
- collar options	-	-	-	-
- purchased options	-	-	-	-

Q2 - forwards	US $19.96/bbl			2,775 bbs
- collar options	-	-	-	-
- purchased options	-	-	-	-

Q3 - forwards	US $22.23/bbl			2,425 bbls
- collar options	-	-	-	-
- purchased options	-	-	-	-

Q4 - forwards	US $22.42/bbl			2,200 bbls
- collar options	-	-	-	-
- purchased options	-	-	-	-

lbs - pounds; bbls - barrels